Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1	Telephone: Facsimile: www.methanex.com	604-661-2600 604-661-2676

February 11, 2014

Via Edgar

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Methanex Corporation
Form 40-F for the year ended December 31, 2012
Filed March 14, 2013
Response Letter Dated January 17, 2014
File No. 0-20115

Dear Mr. Cash:

We have reviewed your response letter dated January 27, 2014 relating to the captioned item and offer the following response.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 – Management’s Discussion & Analysis

Critical Accounting Estimates, page 32

Recoverability of Asset Carrying Values, page 33

SEC Comment:

1.	We have reviewed your response to prior comment two from our letter dated December 17, 2013. We note your proposed disclosure states you “believe the estimated recoverable amount of all long-lived assets except [your] Chile cash-generating unit substantially exceeded their carrying value at December 31, 2013.” Since the estimated recoverable amount of your Chile cash-generating unit is not substantially in excess of its carrying value, please enhance your disclosure to disclose the percentage by which the estimated pre-tax fair value exceeds the carrying value, as we previously requested. Please show us in your supplemental response what the revisions will look like.

Our Response:

In response to your comment, in the Management’s Discussion and Analysis of our Form 40-F for the year ending December 31, 2013, we anticipate including the following disclosures in our critical accounting estimates:

“Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events or changes in circumstances related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

As a consequence of the uncertain outlook for the future supply of natural gas feedstock to our Chile operations, we recorded an impairment charge at December 31, 2012 to reduce the carrying value of our Chile assets to their estimated recoverable amount. The post-impairment carrying value at December 31, 2012 of $245 million included the second methanol plant that management was considering relocating to Geismar, Louisiana. During 2013, we made a final investment decision to relocate the second facility from Chile to Geismar, Louisiana and, as a result, the $75 million carrying value of this methanol plant (adjusted for 2013 year-to-date depreciation) was removed from the Chile cash-generating unit. At December 31, 2013, our Chile cash-generating unit consists primarily of the remaining two methanol plants in Chile with a carrying value of approximately [$xxx million].

As a result of insufficient natural gas feedstock during the southern hemisphere winter, we temporarily idled our Chile operations in April 2013. We restarted one methanol plant in September 2013 and have operated the plant at approximately 50% of capacity since that time supported by natural gas supplies from both Chile and Argentina. The idling of our operations and the restart were both anticipated in our December 31, 2012 recoverability test. While we continue to work with our natural gas suppliers to sustain our Chile operations over the medium term, there is no assurance that we will be able to maintain operations through the upcoming southern hemisphere winter.

As a consequence of the continued uncertain outlook for the future supply of natural gas feedstock to our Chile operations, the carrying value of our Chile assets was tested for recoverability at December 31, 2013.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Value in use was determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. The pre-tax discount rate used of [xx%] was derived from the Company’s estimated cost of capital. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

There are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, and consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment.

Based on the test performed at December 31, 2013, the estimated recoverable amount of our Chile cash-generating unit is approximately [xx%] in excess of its [$xxx million] carrying value. Our estimate of the recoverable amount was based on a long term methanol price assumption that is materially consistent with our historical results. A 10% decrease in our long term methanol price assumption would result in a reduction in the estimated recoverable amount by [$xx million]. Our estimate of the recoverable amount was also based on natural gas prices which are materially consistent with those currently being incurred in the region and our best estimate of future natural gas availability, considering current contracted terms as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. A 10% increase in the natural gas price would result in a reduction in the estimated recoverable amount by [$xx million] and a 10% decrease in the natural gas availability would result in a reduction in the estimated recoverable amount by [$xx million].

We believe the estimated recoverable amount of all long-lived assets except our Chile cash-generating unit substantially exceeded their carrying value at December 31, 2013.”

Sincerely,

METHANEX CORPORATION

Ian P. Cameron

Senior Vice President, Finance and Chief Financial Officer

cc:	KPMG
McCarthy Tetrault LLP